ALSTON&BIRD LLP

TO:	Kevin Rupert Brian Morris Joseph Pforte Dominic Minore

FROM:	Margaret A. Sheehan

DATE:	November 11, 2008

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum supplements the memoranda we filed on October 22, 2008 and September 19, 2008 and is provided in response to my conversation with Kevin Rupert and Brian Morris of the Office of the Chief Accountant on November 7, 2008.

1.

Valuation

a.

Explain whether a note can move from one strata to another after a Fund has purchased it.  If not, explain how this is consistent with the requirement to provide a fair value on a daily basis.

Based on the Staff’s feedback, we have revised our valuation policy to value the notes individually, instead of grouping the notes and then valuing them in strata.  Consequently, and as a result of this revision, the Funds will value the notes based on their specific characteristics:  size, interest rate, payment schedule, delinquency status, default status, original credit information, and current credit information. The Funds will no longer use the stratification mechanism described in our previous memorandum. In addition, the Funds will incorporate other broader economic data in the valuation methodology such as risk free rates, risk premiums, and the prepayment risk, which is driven by the interest rate environment.  A copy of the revised Valuation Procedures reflecting these changes is attached to this memorandum as Attachment A.

b.

Do the Funds have access to updated FICO scores and will the Funds consider updated FICO scores when valuing the notes?

Given that the Funds will value the notes individually, it is the opinion of the Funds that the best measure of the individual note (borrower’s) credit profile is the note’s performance within the Fund’s portfolio.  FICO has been shown to historically lag the credit performance of a borrower by approximately three months. The Funds will have the most current borrower credit information based on the performance of the note that the Fund holds. Given the discussion in 1(a) above, if a note becomes delinquent, then the valuation of that individual note will be revised to reflect the fact that the note is delinquent. This revision will take into consideration added collection costs, higher risk factors and otherwise lower discounted cash flow projections.

Further, and based on guidance from the Staff, the Funds will agree to gather credit information on delinquent notes on a periodic basis if there is systemic degradation within the broader credit markets.   We have revised the Valuation Procedures, attached to this memorandum as Attachment A, to reflect these changes.

c.

Explain how the Funds’ valuation procedures work on a practical level.

The Funds have a robust valuation system that has been developed to track each note down to the most granular level. The Funds will use portfolio data as well as market data to value each of the notes on a daily basis. The specifics of the methodology include:

1.

The Funds will purchase each note at fair value.  Fair value will be determined by pricing of the note and expected cash flows relative to the overall market. The Funds will use specific note information (e.g., loan size, stated interest rate, contract payment schedule, expected prepayment rates, expected default rates, collection costs and recovery rates) in making this determination.

2.

The expected cash flows will be discounted on the date of purchase at a rate based on the risk free rate and a risk premium.  The risk free rate is based on the treasury yield and the loan duration.  The risk premium is based on market available data on both secured and unsecured debt and the specific risk factors of the note (FICO scores, debt-to-income ratios, credit inquiries, and tradelines).  The Funds may purchase notes at par, a premium, or a discount.

3.

Once a Fund has purchased a note and the expected cash flows have been determined, the Fund and its Administrator, Gemini Fund Services, will record the note for ongoing tracking and valuation.

4.

On a daily basis, the Funds will establish a fair value for each individual note by assessing changes in the risk free rate, risk premiums, remaining duration of the loan, and changes in projected cash flows. As the loan matures, for example, the treasury yield used to determine risk free rate will shift from the 24 to 12 to 6 month treasury rate.

5.

In the event of delinquency of any individual loan, the Funds will promptly revise expected cash flows to reflect the new expected cash flows tied to that loan. The discounts applied to loans that fall into delinquency are based on industry historical cure data and Fund performance. For example, a 30 day delinquent loan may have a 50% cure rate and a 60 day delinquent loan may have a 25% cure rate, on average. Cash flow projections may also be revised based on updated credit information and/or economic conditions.

6.

The Funds will assess risk premiums on a monthly basis by reviewing industry information, including Federal Reserve data, which shows credit performance of all the major bank and credit card companies.

7.

The Funds’ valuation company, Doty Scott Enterprises, will assess, on a monthly basis and at the note level, variances between expected and actual cash flows, and use the results to revise loan level valuation assumptions. If, for example, delinquency or pre-payment rates are higher than expected, the Funds will revise the loan level cash flow assumptions to reflect the current market experience. This will have a direct impact on the fair value of the note and the Fund’s net asset value (“NAV”).

d.

Provide more detailed disclosure in the prospectus regarding the valuation process.

The Funds’ prospectuses will be revised to include more robust valuation information, as follows:

“The Fund will value each consumer note based on the specifics related to that note including:  original note size, current balance, interest rate, contract payment schedule, delinquency status, default status, original credit information, any updated credit information, current risk free rates, current risk premiums, expected prepayment rates, expected future default/delinquency rates, recovery rates, collection costs, and quoted sale prices.  This includes performing a discounted cash flow analysis for each note based on the current status with the expected cash flows discounted at current market rates (risk-free and risk premiums).  The expected cash flows will be determined based on contract payment amounts and assumptions regarding expected prepayment rates, default/delinquency rates, recovery rates, collection costs, and general economic conditions. The Fund’s Board of Trustees will approve, implement, and monitor this valuation process.”

e.

Explain how a shareholder can extrapolate from a list of delinquent or defaulted notes to the effect on the valuation of the Funds’ total assets.

Each Fund will disclose in its filings the number of delinquent or defaulted notes, the valuation of the notes under their current status, the valuation of the notes if the notes were not delinquent or defaulted, and the negative impact on NAV due to the delinquent status of the notes.

f.

Explain whether the loan originators will have any role in determining cash flow assumptions or any other factor in calculating value.

The loan originators will have no influence in determining the cash flow assumptions affecting the Funds’ determination of value.  The loan originators will provide the Funds with the baseline parameters related to each originated and purchased loan, which the Funds will use in their determination of fair value. These parameters will include size of loan, interest rate, payment schedule, FICO score, and risk factors identified during origination. The Funds may from time to time request additional loan information from the loan originators that they may choose to use, at their discretion, to inform the valuation process. This information may include assumptions built into their respective credit policies. The Funds’ prospectuses will be revised to reflect this.   The Funds’ Valuation Procedures, attached to this memorandum as Attachment A, have been revised to reflect this.

g.

Explain whether the Funds always purchase notes at par, and if not, how the discount or premium will be determined.

See our response to Item 1.c., above.  The Funds will negotiate the purchase price for each note.  Whether or not a discount or premium is included in the purchase price will depend upon the Funds’ determination of the fair value of the note. The Funds will determine the fair value of each note using the discounted cash flow value model, which represents the value that the Funds believe they could sell the notes for in an arm’s length transaction.  The Funds may determine that the fair value, and therefore the purchase price, of a particular note is the par value of that note, or the par value plus a premium or minus a discount.

The discounted cash flow valuation methodology is consistent with the methodology used by purchasers of similar notes in the market place.  Loan portfolio purchasers typically perform a discounted cash flow analysis of each of the loans in a portfolio to determine the value, and negotiate the appropriate purchase price, of the portfolio. There is an active secondary market in which the Funds could sell a portfolio of notes, should they choose to do so. It is the Funds’ position that the discounted cash flow methodology is the most accurate methodology of determining fair value, because it is the methodology that a secondary loan purchaser would go perform to determine the purchase price of a portfolio of notes. In this computation, the secondary loan purchaser will consider the credit risk of the loans, and may assign a premium associated with the acquisition of an entire loan portfolio. In these sales, purchasers do not typically assess illiquidity discounts.

h.

Explain whether, when the Funds purchase new notes, the notes will be placed in the existing strata or new strata.

The Funds will not use the stratification methodology to value notes. Rather, the Funds will determine the fair value of each new note purchased on a note-by-note basis.

i.

Identify DSE in the Valuation Procedures

The Funds have revised the Valuation Procedures to identify Doty Scott Enterprises as the firm that the Funds will use to assist in the fair value process.

2.

Liquidity:  Explain and disclose how the Funds intend to address liquidity with respect to the repurchase program

The Funds will maintain a certain threshold of liquid assets to meet repurchase requests. The notes that the Funds purchase will be straight line amortizing loans (as opposed to balloon loans in which the cash flows are weighted towards the end of the loan), which will each pay back principal and interest on a monthly basis. The Funds will pay out the interest component of these payments in the form of dividends and the principal amount will either be held in cash or reinvested to purchase additional notes. When the Funds’ Board of Trustees determines the repurchase level for any given quarter, the Funds will hold the principal payment amounts and any additional capital from share purchases in liquid assets in order to meet repurchase requests at the end of the quarter.

The prospectus of each Fund will be revised to more fully disclose the risks associated with the Funds’ repurchase obligations in the context of a primarily illiquid portfolio.  Further, the prospectuses will be revised to reflect the fact that some of the Funds’portfolio will be held in cash, cash equivalents, and other liquid assets to enable the Funds to meet their repurchase obligations, and as a result, these assets will not be invested in higher yielding notes, which may in turn result in lower portfolio returns.

3.

Fee Table

a.

Disclose the servicing fees in the fee table.  In addition, in the prospectus, explain what the fees are for, who gets them, and what the mechanics of the servicing fees are.  Explain how the Funds will reflect the effect of the servicing fees on overall performance.

The Funds will disclose the servicing fees in the fee table.  Each Fund’s prospectus will be revised substantially as follows with respect to servicing fees;

“The Notes that the Fund purchases will include a servicing component and consequently, the Funds will need to retain  loan servicing companies. The loan servicing company’s responsibilities include managing the ongoing interaction with the borrower on behalf of the Fund.  These services include answering borrower questions, sending monthly statements to the borrower, and tracking borrower information such as phone numbers and new mailing addresses.  The Adviser expects that the companies servicing the notes will receive servicing fees at an annual rate of between 0.5% - 2.0% of the outstanding principal balance of the consumer notes. This fee is typically negotiated with the loan originator at the time of sale of the notes.  The performance of the Fund will be reported net of the servicing fees.”

b.

Provide a representation that the Fee Table reflects all fees and costs, direct and indirect, of an investment in the Funds.

As revised, the Fee Table reflects all fees and costs, direct and indirect, associated with an investment in the Funds.

c.

Explain with respect to collection expenses what assumptions went into the 20 basis point estimate.  Provide disclosure in this regard in the prospectus.

The prospectus will be revised substantially as follows to better disclose collection related costs:

 “The Fund expects that the total collection costs associated with the Fund will be approximately 0.2%. This assumes a delinquency rate of 1% - 2% in the first year of operations. These are costs that are paid to third party collection providers with which the Fund enters into agreements to collect on and enforce loans that are delinquent. On a per loan basis, the collection costs will vary based on the specific collection agency and based on how long the loan has been delinquent. The Fund estimates that the cost to collect on loans that are 30 – 90 days past due is 15% of the collected amount and 30% of the collected amount if the loans are 90 or more days past due. For example, if a $1,000 loan that is 60 days past due is collected upon, the third party collection provider will charge $150 and the net amount paid back to the Fund will be $850.”

4.

Provide disclosure regarding the manner in which Doty Scott Enterprises’ fee is calculated.

Doty Scott Enterprise is will be paid a flat annual fee, subject to annual re-pricing.  The prospectus of each Fund will be revised to reflect this information.

5.

Who will retain all loan documentation?

Loan documentation and information will be retained by the Fund’s custodian, Fifth Third Bank.

6.  Explain how the Funds intend to use pricing agents for special situations, as reflected in the Valuation Procedures

The use of pricing agents for special situations as indicated in the previous draft of the Funds’ Valuation Procedures is not relevant to the Funds. Accordingly, this section has been deleted from the Valuation Procedures, attached as Attachment A to this memorandum.

I hope this memorandum is responsive to your questions.  If you need additional information or have additional questions, please feel free to call me at (202) 756-3305.

MAS:js

Attachments

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

www.alston.com

ATTACHMENT A

PORTFOLIO SECURITIES VALUATION PROCEDURES

for

National Retail Funds Trusts

 SECTION l. INTRODUCTION

As provided in the prospectus, each Fund ( "Fund") of the National Retail Funds Trusts (the “Trusts”) calculates its net asset value per share ("NAV") as of the close of the New York Stock Exchange, typically 4:00 p.m., Eastern Time ("Valuation Time") on each business day that the NYSE is open. These Procedures, including the delegation of certain responsibilities by the Board of Trustees (the “Board”) of the Trusts , are adopted in order to ensure that the Funds calculate NAV on a timely and accurate basis.

The Board is responsible for, among other things, determining and monitoring the value of each Fund's assets. The Board has established a Valuation Committee to which it has delegated certain responsibilities in this regard.    In its capacity as fund accountant, Gemini Fund Services, LLC (" Gemini ") receives or computes the value of each investment security and other asset held by each Fund and computes the NAV for the Fund by dividing the value of the Fund's assets (less any liabilities) by the total shares of the Fund outstanding. To determine the value of each asset of a Fund, Gemini shall value the Fund's securities and perform certain other calculations in accordance with these Procedures and as directed by the Board.

SECTION 2. VALUATION STANDARDS

(a)  Fund Investments.

(i) Fund investments (hereinafter referred to as "securities") for which market quotations are readily available are to be valued at current market value as of the Valuation Time in accordance with these Procedures.

(ii) Fund securities for which market quotations are not readily available are to be valued at fair value as determined by the Trusts’ Fair Value Committee as of the Valuation Time in accordance with these Procedures ("Fair Value Determinations").

(b)  Other Assets and Liabilities. Other assets (such as receivables and capitalized start-up costs) and liabilities (such as payables and borrowings by a Fund) are to be valued at their book value absent a determination by the Board to value them on another basis.

(c)   Liquidity.  The adviser to the Trusts (the “ Adviser ”), is responsible on an ongoing basis for determining the liquidity of securities. Each Trust has adopted Liquidity Procedures (Appendix A), which are to be read in conjunction with these Procedures.

SECTION 3. ORDINARY PRICING PROCEDURES

--By Type of Security

(a)  Consumer Notes.    Consumer notes will be valued in accordance with the policies and procedures provided in Section 4(a).

(b) Exchange Traded Securities. Securities traded or dealt in upon one or more securities exchange (whether domestic or foreign and, for purposes of these Procedures, including the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") for which market quotations are readily available and not subject to restrictions against resale shall be valued:

(i)

at the last quoted sales price on the primary securities exchange or, in the absence of a sale,

(ii)

at the last bid on the primary exchange.

(c) Non-Exchange Traded Securities. Securities not traded or dealt in upon any securities exchange for which over-the-counter market quotations are readily available generally shall be valued at the most recent trade price.

(d) Short-term Debt Obligations. Short-term debt obligations with remaining maturities in excess of sixty days are valued at current market prices, as discussed above. Short-term securities with sixty days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to a Fund if acquired within sixty days of maturity or, if already held by the Fund on the sixtieth day, based on the value determined on the sixty first day.

(e) Corporate Debt Securities. Corporate debt securities are valued on the basis of valuations provided by dealers in those instruments, by an independent pricing service, approved by the Board, or at fair value. Any such pricing service, in determining value, will use information with respect to transactions in the securities being valued, quotations from dealers, market transactions in comparable securities, analyses and evaluations of various relationships between securities and yield to maturity information.

--Special Situations

(a) Securities Traded on More Than One Exchange. If a security is traded or dealt in on more than one exchange, or on one or more exchange and in the over-the-counter market, quotations from the market in which the security is primarily traded shall be used.

(b) Current Market Value Review. If, in the judgment of the Adviser, the value of a security as determined in accordance with this Section 3 does not represent the fair market value of the security for any reason, the Adviser shall so inform the Fair Value Committee and a meeting of the Board may be called to decide whether or not to make a Fair Value Determination.  No Fair Value Determination shall be made without consideration of any readily available market quotations.

(c) Accounting Requirements. Security purchases and sales shall be reflected no later than one Business Day after the trade. Expenses and income are to be accrued daily and dividend income is to be accrued as of the ex-dividend date.

SECTION 4. FAIR VALUE DETERMINATIONS

(a)  Consumer Notes.

(i)

New loan purchases.  The Funds will purchase new loans from originating institutions at fair value.  Fair value will be determined by pricing of the loan and expected cash flows relative to the overall market. The Funds will use specific loan information (e.g., loan size, stated interest rate, contract payment schedule, expected prepayment rates, expected default rates, collection costs, recovery rates, etc.) in making this determination.  The expected cash flows will be discounted at a rate based on the risk free rate and a risk premium.  The risk free rate is based on the treasury yield and the loan duration.  The risk premium is based on market available data on both secured and unsecured debt and the specific risk factors of the note (FICO scores, debt-to-income ratios, credit inquiries, and tradelines).  The Funds will determine fair value of the notes based on each Fund’s determination of the discounted cash flow value, which represents the value that the Funds believe they could sell the loans for in an arm’s length transaction.  Loans may be purchased at par, a premium, or a discount.

(ii)

Existing loan valuation.  Existing loans will be valued at fair value at the close of each business day.  As there is no exchange for pricing consumer loans, this will be done through a discounting of expected cash flows.  The Funds will establish a fair value for each individual note by assessing changes in the risk free rate, risk premiums, remaining duration of the loan, and changes in projected cash flows. As the loan matures, for example, the treasury yield used to determine the risk free rate will shift from the 24 to 12 to 6 month treasury rate.  In the event of delinquency of any individual loan, the Funds will promptly revise expected cash flows to reflect the new expected cash flows tied to that loan. The discounts applied to loans that fall into delinquency are based on industry historical cure data and Fund performance. For example, a 30 day delinquent loan may have a 50% cure rate and a 60 day delinquent loan may have a 25% cure rate, on average.   The Funds will gather current credit information on delinquent notes on a periodic basis if there is systemic degradation within the broader credit markets.  Cash flow projections may also be revised based on these updated credit information and/or economic conditions including interest rate changes that affect prepayment risk.  The Funds will assess risk premiums on a monthly basis by reviewing industry information, including Federal Reserve data, which shows credit performance of all the major bank and credit card companies.  The Funds’ valuation company, Doty Scott Enterprises, will assess, on a monthly basis and at the loan level, cash flow variances between expected and actual, and use the results to revise loan level valuation assumptions. If for example, there are higher delinquencies than expected or higher pre-payments than expected, the Funds will revise the loan level cash flow assumptions to reflect the current market experience. This will have a direct impact on fair market value of the loan and therefore the Net Asset Value.  Doty Scott Enterprises is paid a flat annual fee to assist the Fair Value Committee in fair valuing the loan portfolio of the Funds.

(iii)

Role of Loan Originators.  The loan originators will have no influence in determining the cash flow assumptions affecting the Funds’ determination of value.  The loan originators will provide the Funds with the baseline parameters related to each originated and purchased loan, which the Funds will use in  their determination of fair value. These parameters will include size of loan, interest rate, payment schedule, FICO score, and risk factors identified during origination. The Funds may from time to time request additional loan information from the loan originators that they may choose to use, at their discretion, to inform the valuation process. This information may include assumptions built into their respective credit policies.

(b) Other Securities Subject to Fair Value Determinations. Fair Value Determinations are required for the following securities:

(i) securities for which market quotations are insufficient or not readily available at the Valuation Time on a particular Business Day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source),

(ii) securities for which, in the judgment of the Adviser, the prices or values available do not represent the fair value of the instrument. Factors which may cause the Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading; and

(iii) securities determined to be illiquid in accordance with the Liquidity Procedures.

(iv) securities with respect to which an event that will affect the value thereof has occurred (a “significant event”) since the closing prices were established on the principal exchange on which they are traded, but prior to a Fund’s calculation of its net asset value, and

(b) Obligations of the Adviser.

(i) Identification of Need for Fair Value Determinations. Prior to or upon purchasing a security, the Adviser:

(A) shall determine the nature and duration of any restrictions on trading in the security and any rights acquired with the security and

(B) if applicable, shall inform Gemini and the Fair Value Committee that the Adviser believes that there will be insufficient market quotations readily available such that a Fair Value Determination will have to be made.

As soon as the Adviser believes that there are insufficient market quotations readily available or that a significant event has occurred such that a Fair Value Determination will have to be made with respect to a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, it shall so inform Gemini and the Fair Value Committee ..

(ii) Recommendations for Fair Value Determinations. When a security for which the Adviser believes a Fair Value Determination will be required is purchased, the Fair Value Committee shall determine a method of valuing or an actual fair value for the security.  Similarly, as soon as the Adviser believes a Fair Value Determination is required for a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, the Fair Value Committee shall determine a method of valuing the security.

(iii) Review of Valuation Methodology. For each security valued by Fair Value Determination, the Fair Value Committee and the Adviser shall monitor the continuing appropriateness of the valuation methodology used with respect to the security. In the event the Adviser believes that the valuation methodology no longer produces a fair value of the security, the Adviser shall immediately notify the Fair Value Committee ..

(iv) Quarterly Board Reporting. The Fair Value Committee shall provide the Board at each regularly scheduled meeting of the Board with the following information:

(A) any pricing overrides currently authorized by the Fair Value Committee (see Section 4(c)below);

(B) a list of any securities that have been valued in accordance with a Fair Value Determination by the Fair Value Committee ;

(C) a list of all sale prices for securities valued by Fair Value Determination; and

( D) Such other information as the Board deems relevant.

The Adviser shall provide the Board at each regularly scheduled meeting of the Board a list of all illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities (see Section 4 of the Liquidity Procedures);

  (c) Fair Valuation Determination Procedures.

In the event a Fund holds or acquires a security for which a Fair Value Determination is required, the Fair Value Committee is authorized to and shall determine the fair value of the security.  The Fair Value Committee shall transmit a "Manual Pricing Sheet" to Gemini as Fund Accounting Agent for each such determination.

At the meeting of the Fair Value Committee called for the purpose of valuing a security, the Fair Value Committee may request that a representative of the Adviser familiar with the security describe to the Fair Value Committee the nature of the security, any circumstances requiring a determination by the Fair Value Committee and the Adviser ~~'~~ s recommended methodology for determining the fair value of the security.

(d) Standards For Fair Value Determinations. As a general principle, the "fair value" of a security is the amount that a Fund might reasonably expect to realize upon its current sale. There is no single standard for determining the fair value of a security. Rather, in determining the fair value of a security, ~~the~~  Fair Value Committee shall take into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other Funds managed by the Adviser or other Funds and the method used to price the security in those Funds; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formulae produced by third parties independent of the Adviser; and (vii) the liquidity or illiquidity of the market for the security.

(e) Effectiveness of Fair Value Committee Determinations.

(i) Period of Effectiveness. Determination by ~~the~~  Fair Value Committee that a security held by a Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's NAV until such time as either

(A) the Fund no longer owns the security in question;

(B) a Fair Value Determination is no longer required for the security; or

(C) the Fair Value Committee determines to modify or terminate its prior determination with respect to the security.

(ii) Securities for which a Price Becomes Available. In the event that a Fair Value Determination is no longer required for a security that has been valued by the Fair Value Committee based on such a determination, the security shall be valued in accordance with Section 3.  The change in valuation shall occur upon notice from the Fair Value Committee to Gemini ..

SECTION 5. FAIR VALUE DETERMINATIONS - SPECIAL CIRCUMSTANCES

(a) Restricted Securities.

(i) In determining the fair value of restricted securities, the Adviser shall obtain a valuation based upon the current bid for the restricted security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who should take into consideration all relevant factors as may be appropriate under the circumstances).

(ii) If the Adviser is unable to obtain a current bid for a restricted security from such independent dealers or other independent parties , the Fair Value Committee shall determine the fair value of such security.

(iii) The factors which may be considered in valuing a restricted security include, but are not limited to: (A) the type of security; (B) the cost at date of purchase; (C) the size and nature of the Fund's holdings; (D) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (E) information as to any transactions or offers with respect to the security; (F) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (G) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (H) the level of recent trades of similar or comparable securities; (I) the liquidity characteristics of the security; (J) current market conditions; and (K) the market value of any securities into which the security is convertible or exchangeable.

SECTION 6. PRICING ERRORS

The Trusts have adopted Policies for Correction of Pricing Errors (Appendix B), which are to be read in conjunction with these Procedures. Pricing errors result when one or more shareholder transactions in the Fund are processed at an NAV, which is materially inaccurate. These policies provide general guidance in the case of the identification of a pricing error and guidelines for determining materiality.

APPENDIX A

PORTFOLIO SECURITIES VALUATION PROCEDURES

Liquidity Procedures

SECTION 1. LIMITATIONS

As closed-end interval funds, each Trust must periodically meet certain liquidity requirements.  Specifically, from the time a Trust sends a notification of a repurchase offer to shareholders until the repurchase pricing date, a percentage of the Trust’s assets equal to at least 100 percent of the repurchase offer amount must consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Trust has valued the investment, within a period of seven days.

SECTION 2. REQUIRED LIQUIDITY DETERMINATIONS

(a) Definition. A security shall be deemed to be liquid if it can be sold or disposed of in the ordinary course of business at approximately the amount at which the security is valued by the Trust, within a period of seven days (the “Prescribed Time”).

(b) Delegation. The Adviser shall make liquidity determinations with respect to each security purchased for a Trust and shall monitor the Trust's holdings to ensure that it complies with these procedures and the Trust's investment policies. The Adviser shall monitor all relevant factors concerning the trading markets for securities held by the Trust to ensure that determinations of liquidity (based on presumptions or otherwise) continue to be appropriate under the circumstances.

(c) Securities Deemed Illiquid. Notwithstanding anything to the contrary, repurchase agreements not entitling the Fund to payment of principal within the Prescribed Time, time deposits in excess of the Prescribed Time, privately issued interest-only and principal-only stripped-asset backed securities, purchased over-the-counter options, and the assets used to cover written over-the counter options shall be deemed to be illiquid. Restricted securities (other than Section 4(2) Commercial Paper), shall be deemed to be illiquid until such time as (i) there is an effective registration statement pertaining to the security or the security may otherwise freely be traded in an established market (including foreign markets) and (ii) the security is deemed liquid by the Adviser.

(d) Presumption of Illiquidity. The consumer notes of the type the Funds primarily intend to purchase shall be presumed to be illiquid unless, pursuant to Section 2(e), the Adviser determines that a note is liquid.

(e) Determination of Liquidity. Restricted securities and consumer notes of the type t he Funds primarily intend to purchase shall be presumed to be illiquid unless the Adviser determines, taking into account all relevant factors, that the security is liquid. Among the factors to be considered by the Adviser are:

(i) the frequency of trades and quotes for the security;

(ii) the number of dealers willing to purchase and sell the security and the number of potential purchasers;

(iii) the number of dealers who undertake to make a market in the security;

(iv) the nature of the security, including whether it is registered or unregistered, and the market place;

(v) whether the security has been rated by a nationally recognized statistical rating organization ("NRSRO");

(vi) the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; and

(vii) the nature of any restrictions on resale.

SECTION 3. SECTION 4(2) COMMERCIAL PAPER

(a) Background.  Pursuant to Section 3(a)(3) under the 1933 Act, commercial paper generally is not subject to registration under the 1933 Act. That section exempts notes with maturities of nine months or less which arise out of a current transaction or the proceeds of which have been or are to be used for current transactions. Certain commercial paper does not meet the requirements of Section 3(a)(3), is sold in "private placements" and, accordingly, is a restricted security ("Section 4(2) Commercial Paper"). The requirements of Sections 2(d) and 2(e) hereof shall not apply to Section 4(2) Commercial Paper.

(b) Presumption of Liquidity. Section 4(2) Commercial Paper shall be deemed to be liquid provided that:

(i) the paper is not traded flat or in default as to principal and interest;

(ii) the paper is rated in one of the two highest rating categories (A) by at least two NRSROs or, if only one NRSRO has rated the paper, by that NRSRO, or (B) is not rated by any NRSRO but is deemed by the Adviser to be of equivalent quality; and

(iii) the Adviser's decision takes into account all relevant factors of the trading market for the specific security.

SECTION 4. MONITORING AND REPORTING

(a) Monitoring Liquidity. The Adviser periodically shall monitor each Fund's securities holdings to determine the liquidity of each issue held. If a liquid security held by the Fund becomes illiquid, the Adviser shall treat the security as an illiquid security and determine whether or not to hold the security taking into account all relevant factors, including the amount of illiquid securities then held by the Fund.

(b) Reporting.  At each regularly scheduled Board meeting the Adviser shall report:

(i) the illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities; and

(ii) whether any restricted security previously deemed liquid by the Adviser has become an illiquid security.

The Adviser also shall report such other information with respect to the Fund's holdings of restricted securities or illiquid securities as may be requested by the Board.

(c) Recordkeeping. The Adviser shall maintain appropriate documentation with respect to their determinations of liquidity to enable the Board and the Securities and Exchange Commission to review the determinations.  Loan documentation and information will be retained by the Fund’s custodian, Fifth Third Bank.

APPENDIX B

NAV ERROR CORRECTION PROCEDURES

Correction Procedures

1.

If the NAV error is less than one half of one percent of the originally computed NAV, a fund should determine whether total fund losses exceeded total fund benefits for the error period. If the fund incurred a net loss, the responsible party (e.g., the adviser, administrator or recordkeeping agent) should reimburse the fund for the net loss. If the fund had a net benefit, no action need be taken; however, such net benefit should not be carried forward to any analyses performed in the future for other NAV errors that may arise.

2.

If the NAV error equals or exceeds one half of one percent of the originally computed NAV, (a) account adjustments should be made to compensate shareholders for shareholder losses, and b) the responsible party should reimburse the fund for fund losses.

a.

With respect to individual shareholder losses, the fund (or responsible party) should pay to individual shareholders any additional redemption proceeds owned and either refund excess subscription monies paid or credit the shareholder account as of the date of the error, for additional shares. Only individual shareholder losses which exceed a de minimis amount of $25 will be made whole.

b.

With respect to fund losses, either the responsible party (or the individual shareholders) should reimburse the fund for the amount of the fund's losses. Note that there is no netting of fund benefits with fund losses where the error equals or exceeds 1 /2 of 1 % of NAV, to the extent fund benefits were paid out by the fund to shareholders as account adjustments.

3.

In the case of an error that fluctuates above and below one half of one percent, individual shareholder adjustments should be effected for those days where the error was equal to or exceeded one half of one percent. With respect to the remaining days, the fund level process described above may be applied.

4.

The process described above should be a comprehensive analysis encompassing all known errors. If there is a subsequent discovery of an error which affects an NAV error period that had previously been corrected in the manner described above, the subsequently discovered error should be analyzed in isolation without taking into consideration the previously corrected error.

5.

On a quarterly basis, the board shall receive a report on all NAV errors. The report, at a minimum, will contain the dates of the error(s), the original and corrected NAVs, the amount of loss or benefit incurred by the Fund, the responsible party, the corrective action taken and whether adjustments were required at the shareholder level.

6.

See Exhibit I for a flow chart of the above procedures.

Definitions

a.

NAV error is defined as one or more errors in the computation of net asset value which, when considered cumulatively, result in a difference between the originally computed NAV and the corrected NAV of at least $0.010 per share. This computation is based upon the actual difference and is not based upon the rounding of NAV to the nearest cent per share.

b.

The NAV error period comprises those days during which an NAV error existed.

c.

Fund loss refers to a situation where a fund has either paid excessive redemption proceeds as a result of an overstatement of net asset value or received insufficient subscription proceeds as a result of an understatement of net asset value. When such a fund loss occurs, the individual shareholders effecting transactions receive a corresponding benefit (a “shareholder benefit”).

d.

Fund benefit refers to a situation where a fund has either paid insufficient redemption proceeds as a result of an understatement of net asset value or received excessive subscription proceeds as a result of an overstatement of net asset value. When such a fund benefit occurs, the individual shareholders effecting transactions suffer a corresponding loss (a "shareholder loss").